P&E MINING CONSULTANTS INC.
2 County Court Blvd., Suite 202, Brampton, Ontario, L6W 3W8
 Ph: 905-595-0575  Fax: 905-595-0578

February 23, 2009

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office
United States Securities and Exchange Commission

Ladies and Gentlemen:

Silver Standard Resources Inc.

Short Form Prospectus dated February 18, 2009 (the “Prospectus”)

Registration Statement on Form F-10 dated February 10, 2009 and any amendments thereto, including any post-effective amendments (the “Registration Statement”)

I, Antoine Yassa, P.Geo  refer to a technical report dated 13 February 2009 titled Technical Report and Resource Estimate on the Snowfield Property, Skeena Mining Division, British Columbia, Canada (the “Report”).

I, consent to the use of my name and references to the Report, or portions thereof, in the Prospectus and the Registration Statement and to the inclusion or incorporation by reference of information derived from the Report in the Prospectus and Registration Statement.

I,  have read the Prospectus and the Registration Statement of the Company and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Report or that are within my knowledge as a result of the preparation of the Report.

Yours truly,

"Antoine Yassa"
_____________________
Antoine Yassa, P.Geo
Sr. Associate Geologist